SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 4(*)

KANA SOFTWARE, INC.
(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

483600102
(CUSIP Number)

JOHN F. NEMELKA
NIGHTWATCH CAPITAL MANAGEMENT, LLC
5314 RIVER RUN DRIVE, SUITE 350
PROVO, UTAH  84604
TELEPHONE:  (801) 805-1300

(Name, address and telephone number of person
authorized to receive notices and communications)

May 11, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 483600102

1.	NAMES OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS NightWatch Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ** (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS ** WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 7,912,725
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,912,725
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,912,725
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
14.	TYPE OF REPORTING PERSON ** OO

**  SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 4 (this “Amendment”) amends the statement on Schedule 13D filed on April 29, 2005, as amended by Amendment No. 1 filed on July 11, 2005, Amendment No. 2 filed on October 11, 2005, and Amendment No. 3 filed on January 27, 2006 (as so amended, the “Schedule 13D”), with respect to shares of common stock, par value $.001 per share (the “Common Stock”) of Kana Software, Inc., a Delaware corporation (the “Company”).  Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends the Schedule 13D as specifically set forth herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

The NW Funds purchased an aggregate of 1,519,847 shares of Common Stock in a series of transactions between July 8, 2004, and April 22, 2005. The aggregate purchase price for such shares of Common Stock was approximately $2.4 million. On June 30, 2005 (the “June 30 Transaction”), in connection with the June 30 Transaction, the NW Funds purchased in the aggregate (i) an additional 1,359,618 shares of Common Stock, bringing their total holdings to 2,879,465 shares of Common Stock and (ii) warrants (as amended), which may be exercised during the period commencing on March 28, 2006 and expiring on September 29, 2010, to purchase an additional 679,808 shares of Common Stock. The aggregate purchase price paid in the June 30 Transaction for such shares of Common Stock and such warrants was $2 million. On September 29, 2005, in connection with the September 29 Transaction, the NW Funds purchased in the aggregate (i) an additional 2,189,006 shares of Common Stock, bringing their total holdings to 5,068,471 shares of Common Stock and (ii) warrants, which may be exercised during the period commencing on March 28, 2006, and expiring on September 29, 2010, to purchase an additional 788,042 shares of Common Stock. The aggregate purchase price paid in the September 29 Transaction for such shares of Common Stock and such warrants was $3,333,200.  On October 25, 2005 (the “October 25 Transaction”), the NW Funds acquired in the aggregate (i) 354,451 shares of Common Stock, bringing their total holdings to 5,422,922 shares of Common Stock and (ii) warrants, which may be exercised during the period commencing April 24, 2006, and expiring on October 25, 2010, to purchase an additional 127,603 shares of Common Stock.  The warrants and Common Stock to which the October 25 Transaction relates were originally purchased as part of units, pursuant to a Stock Purchase Agreement (the “Agreement”), for $1.5227 per unit.   Pursuant to the terms of the Agreement, the shares of Common Stock and warrants acquired on October 25, 2005, were issued in order to bring the units purchased pursuant to the Agreement to an adjusted price of $1.3105 per unit.  One May 8, 2006 (the “May 8 Transaction”), the NW Funds acquired in the aggregate 494,866 shares of Common Stock, bringing their total holdings to 5,917,788 shares of Common Stock.  The shares of Common Stock to which the May 8 Transaction relates were issued in connection with, and as compensation for, certain amendments to the Agreement.  On October 9, 2006 (the “October 9 Transaction”), the NW Funds acquired in the aggregate 49,485 shares of Common Stock, bringing their total holdings to 5,967,273 shares of Common Stock.  The shares of Common Stock to which the October 9 Transaction relates were issued in connection with, and as compensation for, certain amendments to the Agreement.  In a series of transactions between May 11, 2007, and May 16, 2007 (the “May 11 Transaction”), a separate account managed by NWCA (the “Account”) purchased 350,000 shares of Common Stock, bringing the total number of shares of Common Stock  associated with the Item 2 Persons to 6,317,273 shares of Common Stock and warrants to purchase an additional 1,595,452 shares of Common Stock.  The aggregate purchase price paid in the May 11 Transaction for such shares of Common Stock was $1,128,771.

The source of funds for all of the above-described purchase transactions was working capital of NWCP II and the Account. The shares of Common Stock are held in prime brokerage accounts of NWCP II and the Account, which may from time to time have debit balances. Because other securities are held in such accounts, it is not possible to determine the amounts, if any, of financing used at any time with respect to the shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The first paragraph of Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)   The securities referenced in this statement (the “Securities”) consist of (i) 6,317,273  shares of Common Stock and (ii) warrants to acquire an additional 1,595,452 shares of Common Stock exercisable as of March 28, 2006, representing in the aggregate beneficial ownership of 7,912,725 Common Shares or approximately 21.9% of the 36,208,055 shares of Common Stock represented by the Company to be outstanding as of April 30, 2007.1

1The calculation of total shares of Common Stock of the Company outstanding is based upon the Company’s most recent filing on Form 10-Q, filed May 14, 2007.

ANNEX A:

Annex A is hereby amended and restated in its entirety as attached hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  May 22, 2007

NIGHTWATCH CAPITAL MANAGEMENT, LLC

By:	/s/ Paul V. Burgon
Name: Paul V. Burgon
Title: Chief Financial Officer

Annex A

Item 2 Person	Buy/ Sell	Date	Number of Shares	Price per Share

NightWatch Capital Management, LLC	buy	5/08/2006	494,866	See Item 3

NightWatch Capital Management, LLC	buy	10/09/2006	49,485	See Item 3

Separate Account Managed by NightWatch Capital Advisors, LLC	buy	5/11/2007	55,800	$3.20

Separate Account Managed by NightWatch Capital Advisors, LLC	buy	5/14/2007	166,600	$3.21

Separate Account Managed by NightWatch Capital Advisors, LLC	buy	5/14/2007	17,700	$3.26

Separate Account Managed by NightWatch Capital Advisors, LLC	buy	5/16/2007	109,900	$3.26

Total			894,351